Contactar

www.linkedin.com/in/lorena-de-la-maza-krzeptowsky-a0a0b6222 (LinkedIn)

Aptitudes principales

Atención al detalle
Observadora
Responsable

Lorena de la Maza Krzeptowsky

Medical Director
Ciudad de México, México

Extracto

Egresada de Medicina por la Universidad Autónoma de México. Cuento con una Maestría en Microbiología por el Hospital General de Massachusetts, Boston. Tengo experiencia en dirección de empresas comerciales, Tecnologías de la Información, Recursos Humanos y he publicado 3 artículos académicos relacionados a Microbiología.
Mi principal interés es crear proyectos innovadores con impacto social que impulsen el esfuerzo y trabajo de minorías y grupos vulnerables, en particular de mujeres mexicanas. Mi objetivo es promover las raíces y la cultura mexicana alrededor del mundo.
En 2005 fundé por cuenta propia Delmark, empresa enfocada en proyectos sociales y culturales, destacando mi participación en 2012 como responsable de la Exhibición virtual de la Cultura Maya en Baja California para representantes de Estado del G20.
Posteriormente, mi creciente interés en las personas y el capital humano me motivó a asociarse con un grupo de expertos en Tecnologías de la Información y Recursos humanos y juntos establecimos Personna Report, empresa de Desarrollo Humano con tecnología innovadora, que potencializa el desarrollo de personas y organizaciones.
En 2013 decidí continuar en el campo de Tecnologías de la Información y fundé con otros socios SolexVintel, empresa de Tecnología en Inteligencia Artificial, enfocada en sectores de Salud, Monitoreo Inteligente y Agroindustria.
Finalmente, en 2021 me asocié en el desarrollo de ViiT Health, empresa dedicada a identificar glucosa en sangre a través de métodos no invasivos. Por medio de espectrometría logramos identificar el nivel de glucosa en sangre de las personas.

Experiencia

ViiT Health
Medical Director
mayo de 2021 - Present (4 años)

SolexVintel
Cofundadora
febrero de 2013 - Present (12 años 3 meses)
Ciudad de México, México

Delmark
Fundadora
agosto de 2005 - Present (19 años 9 meses)

Personna Report
Cofundadora
enero de 2012 - Present (13 años 4 meses)

Exhibición Virtual Universo Maya
Coordinación General
enero de 2012 - diciembre de 2012 (1 año)
Baja California, México

Educación

Harvard Medical School - Massachusetts General Hospital
Master's degree, Microbiología, general · (agosto de 1988 - 1990)

Universidad Nacional Autónoma de México
Doctor's Degree, Medicina · (1980 - 1986)

CESSA Universidad
Diplomado, Psicología Positiva · (2017 - 2017)

Colegio de Imágen Pública
Diplomado, Imagen Ambiental · (2015 - 2015)

Teatro Helénico
Diplomado, Religiones del Mundo · (2016 - 2016)